Exhibit A to Form 12b-25/A

Earnings per Share

                                     Table 1
    Reconciliation of GAAP Net Income and Earnings Per Share to Non-GAAP Net
                          Income and Earnings Per Share

                                        Three Months Ended     Nine Months Ended
                                        September 30, 2006    September 30, 2006
                                        ------------------    ------------------
                                           (Unaudited)            (Unaudited)

GAAP net income                                    669,316            3,452,118
Stock-based compensation                           795,305            1,855,713
Non-GAAP net income                              1,464,621            5,307,831

GAAP net income per share                             0.03                 0.16
Stock-based compensation                              0.04                 0.09
Non-GAAP earnings per
  share - basic                                       0.06                 0.25

Weighted average shares
  outstanding - basic                           22,593,000           21,383,960

The above $0.06 did not add up It's due to the rounding effect.
(0.0296+0.0352=0.0648)

Results of Operations

Comparison of the nine months ended September 30, 2006 and 2005

The basic earnings per share were $0.16 for the nine months ended September 30, 2006, as compared with $0.41 for the same period in the prior year. Excluding the option expenses, the earning per share for the current period on a non-GAAP basis would have been $0.25, according to the reconciliation in Table 1. The decrease in earnings per share was due to the decrease in net income attributable to common shareholders, which was $3.5 million for the nine months ended September 30, 2006, a decrease of $4.0 million or 54%, from approximately $7.4 million for the same period of the prior year. In addition, the weighted average common shares outstanding were increased to 21.4 million shares for the nine months ended September 30, 2006, as compared with 18.3 million shares for the same period in the prior year.

Comparison of the three months ended September 30, 2006 and 2005

Earnings per Share

      The basic earnings per share were $0.03 for the three months ended September 30, 2006, compared to $0.15 for the same period in the prior year. The earnings per share for the current quarter on a non-GAAP basis excluding option expenses would have been $0.06 according to the reconciliation in Table 1 above. The decrease of earnings per share was due to the decrease of net income, which was $669,000 for the three months ended September 30, 2006, a decrease of $2.1 million or 76%, from $2.7 million for the same period of the prior year. Also affecting this calculation is the fact that the basic weighted average common shares outstanding were increased to 22.6 million shares for the three months ended September 30, 2006, an increase of 4.3 million shares or 24%, from 18.3 million for the same period in the prior year.